New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Martin A. Wellington

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650-752-2018 tel 650-752-3618 fax martin.wellington@davispolk.com

November 16, 2009

VIA EDGAR AND COURIER

Mellissa Campbell Duru
United States Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, DC  20549-0303

Re:
Corel Corporation, Inc.
Schedule TO-T
Schedule 13E-3
Filed by Corel Holdings, LP
Filed October 28, 2009
Amendment No. 1 to SCH TO-T and SCH 13E-3
Filed November 2, 2009
File No. 0-42617

Schedule 13D/A filed by Corel Holdings LP, Alexander R. Slusky, Vector
Capital Partners II International Ltd.
Filed August 26, 2008
File 5-42617

Dear Ms. Duru:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated November 9, 2009 (the “Comment Letter”) regarding the above-referenced filings including Schedule TO-T and Schedule 13E-3 of Corel Holdings, L.P. (“Purchaser”) filed on October 28, 2009 and Amendment No. 1 to SCH TO-T and SCH 13E-3 filed on November 2, 2009 (as amended, the “Schedule TO”) in connection with the tender offer by Purchaser to purchase all outstanding common shares, no par value (the “Shares”), of Corel Corporation, a Canadian corporation (the “Company”), not owned by Purchaser and its affiliates, as well as Schedule 13D/A filed by Purchaser, Alexander R. Slusky and Vector Capital Partners II International, Ltd. filed on August 26, 2008.  On November 2, 2009, Purchaser filed via Edgar Amendment No. 1 to Schedule TO and Schedule 13E-3 (“Amendment No. 1”), which, among other things, included

Mellissa Campbell Duru	2	November 16, 2009

certain additional tender offer materials.  On November 12, 2009, Purchaser filed via Edgar (i) Amendment No. 2 to Schedule TO (“Amendment No. 2”), which, among other things, included Vector Capital Partners II International, Ltd. and Alexander R. Slusky as additional filing persons (the “Additional TO Filing Persons” and, together with Purchaser, collectively, the “TO Filing Persons”) and (ii) Amendment No. 2 to Schedule 13E-3, which among other things, included each of the Additional TO Filing Persons and Amish Mehta as additional filing persons (the TO Filing Persons together with Amish Mehta, collectively, the “Filing Persons”).  In conjunction with this letter, the TO Filing Persons are filing via Edgar Amendment No. 3 to the Schedule TO and the Filing Persons are filing via Edgar Amendment No. 3 to the Schedule 13E-3 (collectively, “Amendment No. 3”).  All defined terms in this letter have the same meaning as in the Amended and Restated Offer to Purchase (the “Amended and Restated Offer to Purchase”) filed as an exhibit to Amendment No. 3, unless otherwise indicated.

Please find enclosed three copies of Amendment No. 3.  The changes reflected in Amendment No. 3 include, among other things, those made in response to the comments of the Staff in the Comment Letter.  Please note that Amendment No. 3 reflects all amendments to the Schedule TO filed with the Commission subsequent to the Schedule TO initially filed on October 28, 2009.  For your convenience, we have provided a copy of the Amended and Restated Offer to Purchase marked to show changes from the Offer to Purchase filed as an exhibit to the Schedule TO initially filed on October 28, 2009.

Set forth below are responses to the Staff’s comments numbered 1 through 22, as set forth in the Comment Letter.

Schedule TO

General

1.
Notwithstanding the fact that there is one disclosure document, EDGAR should reflect the simultaneous filing of a SCH TO and a SCH 13e-3 each time a filing on SCH TO is made. Please contact filer support at (202) 551-8900 for further guidance on properly identifying the initial filing and subsequent amendments.

In response to the Staff’s comment, the TO Filing Persons and the Filing Persons will properly identify future combined SCH TO and SCH 13e-3 filings with appropriate header tags.  Each of Amendment No. 2 and Amendment No. 3 has been filed with header tags for both SCH TO-T/A and SCH 13e-3/A.

2.
Please refer to Item 3 of Schedule TO and Item 1003(a) of Regulation M-A. Please revise to include the information called for by that provision with respect to each filing person. In this regard, we note disclosure that one or more affiliates of Vector Capital will provide all the funds necessary to finance the offer. Accordingly, it would appear that any such affiliate(s) should be identified as bidders in the tender offer. Please revise to include the additional filing persons or advise. Refer to Section II.D.2. of the November 14, 2000 Current Issues Outline available at http://www.sec.gov/divisions/comfin/guidance/ciII1400extor.htm.

Mellissa Campbell Duru	3	November 16, 2009

In response to the Staff's comment, each of Alexander R. Slusky and Vector Capital Partners II International Ltd. has been added as a filing person for purposes of Item 3 of Schedule TO and Item 1003(a) of Regulation M-A.  Purchaser respectfully advises the Staff that it believes that such other affiliates of Vector Capital (we refer to such affiliates as the “Funds”) are not bidders for purposes of Regulation 14D and Section II.D.2 of the November 14, 2000 Current Issues Outline (the “Outline”).

We have carefully reviewed the definition of bidder in Rule 14d-1(g)(2) and the interpretation provided in the Outline.  As defined in Rule 14d-1(g)(2), a “bidder” is “any person who makes a tender offer or on whose behalf a tender offer is made.”  The Funds are not making the Offer, and the Offer is not being made on their behalf.  Instead, the offer was made by Purchaser and the other TO Filing Persons.

We respectfully submit to the Staff that each of the Funds are controlled by Alexander R. Slusky.  The Funds themselves have no decision-making ability or other control over the Offer or the TO Filing Persons.

The Outline includes seven factors that are relevant in analyzing who is a bidder, and we have analyzed each in turn.

•	Did the person play a significant role in initiating, structure, and negotiating the tender offer?

The Funds played no role in initiating, structuring or negotiating the Offer.  Mr. Slusky, as Managing Partner of Vector Capital, and Vector Capital Partners II International Ltd. have at all times been in control of initiating, structuring and negotiating the Offer on behalf of Purchaser.

•	Is the person acting together with the named bidder?

The Funds are not acting with respect to the Offer.  The Funds are merely providing financing to the Purchaser to purchase the Shares upon the consummation of the Offer.  The Funds are controlled by Mr. Slusky and have no independent authority to act with respect to the Offer.

•	To what extent did or does the person control the terms of the offer?

The Funds have no control over Purchaser or the other TO Filing Persons, and similarly have no control over the terms of the Offer.  The terms of the Offer were solely determined by the TO Filing Persons.

•	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

The Funds will be providing financing to Purchaser to purchase the Shares upon the consummation of the Offer.  However, each of the Funds is controlled by Mr. Slusky and no Fund is acting independently in the determination to provide such financing.  Mr. Slusky, along with other TO Filing Persons, made and will continue to make all decisions about financing the Offer.

•	Does the person control the named bidder, directly or indirectly?

The Funds have no control, direct or indirect, over Purchaser or the other TO Filing Persons.  Mr. Slusky, as Managing Partner of Vector Capital, has ultimate control

Mellissa Campbell Duru	4	November 16, 2009

over the Funds, as detailed in the organizational chart provided supplementally pursuant to response number four.

•	Did the person form the nominal bidder, or cause it to be formed?

The Funds did not play any part in the formation of Purchaser.

•	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

The Funds will not beneficially own (as “beneficial owner is defined in Rule 13d-3”) any securities purchased by Purchaser.  Following the successful completion of the tender offer, Purchaser will take steps as necessary to acquire all Shares not tendered in the Offer at the same price per share as it paid in the Offer, to de-register the Company as a public company and to thereby cause the Company to become a private company owned by Purchaser. The Funds will not beneficially own any of the securities during these contemplated transactions or at any time thereafter.

Other factors that we believe are relevant to the particular facts and circumstances of this transaction and that indicate why we believe the Funds are not bidders include: (i) adding the Funds as bidders would not provide additional material information to shareholders; (ii) the Funds have no control over public statements made by the TO Filing Persons regarding the Offer; (iii) the Funds are entirely controlled by Alexander R. Slusky, who has been added as a filing person in the Offer; and (iv) the Funds have no independent control, decision-making authority or financing ability.

For the foregoing reasons, we respectfully submit that the Funds are not bidders pursuant to Rule 14d-1(g)(2) or according to the SEC’s interpretive guidance.

3.
We note that Messrs. Slusky and Mehta are nominees of Vector Capital that serve on the Board of Corel Corp. The background discussion indicates that Messrs. Slusky and Mehta were involved at various stages in the negotiation of the going private transaction yet neither appear to be included as filing persons for purposes of Exchange Act Rule 13e-3 or are identified as such in the disclosure that is included in response to Schedule 13e-3 requirements. Please include Messrs. Mehta and Slusky as filing persons and provide the required disclosure or advise as to why they should not be included. See the Division of Corporation Finance's Compliance & Disclosure Interpretation 201.05 available at: http://www.sec.gov/divisions/comfin/guidance/13e-3-intems.htm.

In response to the Staff’s comment, we have updated our filing to include Messrs. Mehta and Slusky as filing persons for purposes of Exchange Act Rule 13e-3 and provided the required disclosures.

4.	Please supplementally provide us with an organizational chart that delineates the ownership structure of the affiliated Vector Capital companies.

Mellissa Campbell Duru	5	November 16, 2009

Purchaser supplementally faxes under separate cover an organizational chart that delineates the ownership structure of the affiliated Vector Capital funds.

5.
Further to our prior comment. Please provide your analysis of whether any of the original reporting persons on the Schedule l3D filed March 17,2003 and/or Vector Capital successors and/or affiliated entities, inclusive of Vector Capital Partners II International, Ltd. and Vector Capital Corporation are affiliates engaged in the going private transaction that should be included as filing persons for purposes of Exchange Act Rule 13e-3.

Purchaser respectfully advises the Staff that the original reporting persons on the Schedule 13D filed March 17, 2003 are no longer 13D reporting persons for purposes of the Exchange Act.  In August 2003, the Company became privately held by an affiliate of Vector Capital and the Company’s Exchange Act reporting obligations were suspended at that time.  Subsequently, in April 2006, the Company completed an initial public offering of the Shares and again became subject to certain Exchange Act reporting requirements.  The 13D filings made by Vector Capital affiliated entities following Corel’s April 2006 initial public offering, the first of which was filed on April 1, 2008, reflect the fact that such 13D reporting persons were and continue to be Purchaser, Vector Capital Partners II, Ltd. and Alexander R. Slusky.

6.
Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person listed or added in response to prior comments 3 and 5. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3 and Q&A Nos. 5, 19 and 20 of Exchange Act Release No. 17719 (Apr. 19,1981).

In response to the Staff’s comment, the disclosure has been revised throughout the Amended and Restated Offer to Purchase.  Please see pages 23-25 of the Amended and Restated Offer to Purchase for a statement of each filing person’s conclusion regarding the fairness of the transaction and the factors upon which the conclusion is based.

Exhibit 99(a)(l)(i)

Special Factors, page 9

Background of the Offer,. .., page 9

7.
In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the Board of Directors of Corel Corp., the Designated Directors, Vector Capital and its affiliates, the financial advisors and legal advisors regarding the various options considered by the Purchaser with respect to the transaction involving Corel Corp. For example, revise to disclose:

Mellissa Campbell Duru	6	November 16, 2009

•
the Vector Capital principals who were involved in the decision making regarding the going private transaction and all discussions and meetings between such persons prior to the announcement of the tender offer;

In response to the Staff’s comment, the disclosure has been expanded. Please see page 9 of the Amended and Restated Offer to Purchase.

•	the structural alternatives and "related logistical considerations" considered by the parties and/or their counsel during the period from November to early December 2008;

In response to the Staff’s comment, the disclosure has been expanded. Please see pages 12-13 of the Amended and Restated Offer to Purchase.

•	the topics discussed amongst the parties on various conference calls between counsel to the Designated Directors and counsel to Vector Capital between October 9 through 18, 2009;

In response to the Staff’s comment, the disclosure has been expanded. Please see page 15 of the Amended and Restated Offer to Purchase.

•	the "decision points" Vector Capital considered in its evaluation of whether and on what terms to proceed with the transaction;

In response to the Staff’s comment, the disclosure has been expanded. Please see page 16 of the Amended and Restated Offer to Purchase.

•
whether the Purchaser or any of its affiliates and management had discussions regarding the appointment of a financial advisor to opine as to the appropriate offer price and/or fairness of the financial terms of the transaction; and,

In response to the Staff’s comment, the disclosure has been expanded. Please see pages 9 and 14 of the Amended and Restated Offer to Purchase.

•
the concerns expressed by counsel to the Designated Directors to Vector Capital's counsel on October 26, 2009 regarding certain terms and conditions to the offer and the discussions, if any, amongst the principals of Vector Capital regarding such concerns.

In response to the Staff’s comment, the disclosure has been expanded.  Please see pages 17 and 18 of the Amended and Restated Offer to Purchase.

8.
Please revise to describe all deliberations engaged in regarding the $3.50 per share price that was determined as the offer price. Please clarify for example, which of the filing persons or affiliated parties first recommended a price. Describe any other alternative per share valuations or ranges of valuations that were considered, when such deliberations regarding the possible price first occurred, and the reasons why any other alternative prices were ultimately rejected. In this regard, we note the various occasions that Vector

Mellissa Campbell Duru	7	November 16, 2009

Capital indicated an interest in the acquisition of shares of the company leading up to the proposed offer of $3.50. Revise to further describe the discussions held amongst the principals of Vector Capital regarding appropriate price during all such periods.

In response to the Staff’s comment, the disclosure has been expanded. Please see pages 16-17 of the Amended and Restated Offer to Purchase.

9.
We refer you to Item 1011 (b) of Regulation M-A. We note reference to the analysis undertaken by the investment committee of Vector Capital. Please supplementally advise us of the information considered by the investment committee and how such information was used by the principals of Vector Capital to determine an offer price. Additionally, please summarize in the background discussion any of the material terms discussed by and amongst the investment committee and/or management of Vector Capital.

Purchaser respectfully advises the Staff that the investment committee of Vector Capital reviewed the due diligence analysis of employees at Vector Capital, but the investment committee performed no independent analysis.  Purchaser refers the Staff to the expanded disclosure made in response to Comment 8 and other relevant comments in the Comment Letter.  Purchaser believes that all material information relating to the information and material terms discussed by and amongst the investment committee and/or management of Vector Capital, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading, has been provided in the disclosure in accordance with Item 1011(b) of Regulation M-A.

10.
We refer you to Item 1013 (c) of Regulation M-A. We note disclosure throughout the background discussion of the potential concern surrounding a possible default by the company under its credit facility. Similar disclosure is included in amendment No. I to SCH TO. Please revise to explain the relevance of the potential risk associated with a default to the purchaser's decision to commence the tender offer and engage in the going private transaction at this time. Further, please disclose whether such considerations factored into the purchaser's/filing persons' consideration of the offer price.

In response to the Staff’s comment, the disclosure has been revised. Please see pages 21-22 of the Amended and Restated Offer to Purchase.

11.
Please refer to Item 1013 (c) of Regulation M-A. We refer you to disclosure on page 16 which suggests that the company believes the costs of being a public company impede the company's ability to effect the transitions noted in the disclosure. Given that the company faced the cost of being a public company in prior years, revise to clarify why, at this particular time, such costs "impede the company's ability" to accomplish certain goals.

In response to the Staff’s comment, the disclosure has been revised. Please see page 22 of the Amended and Restated Offer to Purchase.

12.	Please substantiate statements made on page 17 regarding the purchaser's belief that the company has a limited ability to obtain additional capital while it remains publicly

Mellissa Campbell Duru	8	November 16, 2009

traded and the "substantial[ly] greater flexibility" the filing persons will have to invest in the company if it becomes private. Please note our subsequent comments on similar statements made in Amendment No.1 to SCH TO.

In response to the Staff’s comment, the disclosure has been revised. Please see page 22 of the Amended and Restated Offer to Purchase.

13.
We note disclosure in the background discussion that Vector Capital was not considering a sale of its shares to any third party and did not believe that any transaction, other than the acquisition of shares of the company by Vector Capital, would be appropriate or successful. Consistent with the requirements of Item 7 of Schedule 13e-3 and corresponding Item 1013 of Regulation M-A, revise to set forth all the alternatives considered by the filing parties and the basis for their belief that other alternatives would not have been "appropriate or successful".

Purchaser respectfully submits to the Staff that the Filing Persons have outlined all alternatives considered by the Filing Persons in a period spanning three years as detailed in the section entitled “Special Factors—Background of the Offer; Past Contacts or Negotiations with the Company.”  Based on this sustained and thorough evaluation of alternatives, Vector Capital concluded that the Offer constituted the only appropriate and successful alternative.  Purchaser further submits that the rationale for consummating the Offer at this time is set forth in the section entitled “Special Factors—Purpose of and Reasons for the Offer; Plans for the Company after the Offer and the Second-Step Acquisition.”

Position of the Purchaser Regarding the Fairness of the Offer and Second-Step Acquisition, page 18

14.
Please revise to explain the statement that the offer consideration, because it is all cash, "eliminates uncertainties in valuing the consideration". The cash consideration offered is based on a value assigned to the shares of the company. Yet, absent an analysis or valuation report with respect to such shares, it is not apparent that the uncertainty associated with the valuation of such shares has been eliminated solely because the form of consideration being offered is cash. Please revise or advise.

In response to the Staff’s comment, the disclosure has been revised to remove the statement in question.

15.
Refer to the second paragraph on page 18. Please note that disclosure regarding the substantive and procedural fairness determinations made by each filing person should be stated in terms of fairness to unaffiliated shareholders and not shareholders generally. Please revise your disclosure accordingly.

In response to the Staff’s comment, the disclosure has been revised. Please see pages 23-25 of the Amended and Restated Offer to Purchase.

16.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction

Mellissa Campbell Duru	9	November 16, 2009

and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). Please expand your disclosure to address:

•	the going concern value on a stand alone basis that was considered by the purchaser; and,

•	whether consideration was given to the fairness of the offer price in comparison to historical share prices, which included a high of $4.27 in the third fiscal quarter of 2009.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9 of Schedule 13E-3 must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

In response to the Staff’s comment, the disclosure has been revised.  Please see page 25 of the Amended and Restated Offer to Purchase.  Purchaser respectfully advises the Staff that it believes that all disclosure required by Items 7, 8 and 9 of Schedule 13E-3 has been provided in full, including responses in the negative.

17.
Consistent with the requirements in Item 1015 of Regulation M-A, please specifically disclose whether or not the filing persons received any report or appraisal from an outside party that is materially related to the 13e-3 transaction.

In response to the Staff’s comment, the disclosure has been revised. Please see page 25 of the Amended and Restated Offer to Purchase.

Source and Amount of Funds, page 43

18.	Revise to include disclosure required by Item I007(b) of Regulation M-A regarding alternative sources of financing in the event the primary financing plans fall through and if none, so state.

In response to the Staff’s comment, the disclosure has been revised. Please see page 50 of the Amended and Restated Offer to Purchase.

Conditions of the Offer, page 44

19.
Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Mellissa Campbell Duru	10	November 16, 2009

In response to the Staff’s comment, Purchaser supplementally confirms to the Staff that it understands that when a tender offer condition is triggered and the bidder decides to proceed with the offer anyway that the Staff believes this constitutes a waiver of the triggered condition(s) and that depending upon the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders.

Schedule 13D/A filed August 26, 2008

20.
It is not apparent how or when beneficial ownership held by and amongst the original 13D reporting persons changed such that only Corel Holdings L.P., Vector Capital Partners II, Ltd. and Alexander Slusky became the reporting persons. Please advise.

Purchaser respectfully advises the Staff that the original reporting persons on the Schedule 13D filed March 17, 2003 are no longer 13D reporting persons for purposes of the Exchange Act.  In August 2003, the Company became privately held by an affiliate of Vector Capital and the Company’s Exchange Act reporting obligations were suspended at that time.  Subsequently, in April 2006, the Company completed an initial public offering of the Shares and again became subject to certain Exchange Act reporting requirements.  The 13D filings made by Vector Capital affiliated entities following Corel’s April 2006 initial public offering, the first of which was filed on April 1, 2008, reflect the fact that such 13D reporting persons were and continue to be Purchaser, Vector Capital Partners II, Ltd. and Alexander R. Slusky.

21.
Other than the amendment referenced above, it does not appear that any subsequent amendments to Schedule 13D were filed. Notwithstanding, we note disclosure indicating that Vector Capital may have recommenced plans regarding a possible acquisition of shares of the company in November 2008. Further, it would appear that an amendment to Schedule 13D was due at the time the tender offer/going private transaction was first announced. Please advise and make the necessary Schedule 13D amendment filings. We may have further comment.

Purchaser respectfully submits that Vector Capital’s November 2008 actions and discussions did not reflect a material change in its “plans or proposals” regarding Corel and Corel securities.  Vector Capital was merely exploring the possibility of a potential bid for the Company, but had not formed and had not committed to any plan or proposal at that time.  As stated on page 12 of the Amended and Restated Offer to Purchase, Vector Capital felt that it “might be prepared to reconsider an offer” for the Company, but emphasized that “no decision to undertake a transaction had been reached.”

Purchaser further advises the Staff that the Schedule TO filed on October 28, 2009, Amendment No. 1, Amendment No. 2 and Amendment No. 3 were each intended to constitute Schedule 13D Amendments.  In each case Purchaser checked the box indicating such on the front cover of the Schedule TO and each amendment thereto.

Amendment No. I to SCH TO filed November 2, 2009

22.	Please supplementally provide us with support for the following statements:

Mellissa Campbell Duru	11	November 16, 2009

•	Corel Corp is at "serious risk of violating debt covenants in QI 20I0, even in the best of scenarios...";

Purchaser respectfully refers to the Staff to the graphic representation of the Company’s historical and projected covenant compliance on Slide 12, which demonstrates that the Company has verged on covenant defaults several times in the past and, absent a debt paydown in Q4 2009, will likely experience a default under the Company’s total leverage ratio at November 30, 2009.  As discussed further in the section entitled “Special Factors—Company Financial Projections” and the new disclosure in “Special Factors—Purpose of and Reasons for the Offer; Plans for the Company after the Offer and the Second-Step Acquisition” in response to Staff comment No. 17, a debt paydown in Q4 2009 sufficient to be certain of avoiding default would leave the Company with precariously low cash balances.  Purchaser believes that even if the Company is able to draw funds for working capital under the revolving credit facility, given the continuing deterioration of the Company’s financial performance, it is highly uncertain that the Company could maintain compliance at February 28, 2010 or beyond in the absence of additional equity.

•	bullet points listed under pros/cons on page 14 of the presentation;

Purchaser respectfully submits that the response to the foregoing bullet, coupled with the disclosure of the Filing Persons’ reasons for the transaction in “Special Factors—Purpose of and Reasons for the Offer; Plans for the Company after the Offer and the Second-Step Acquisition” extensively document the challenges and risks facing the Company.  Purchaser believes that any such failure of the Company would leave the minority shareholders with worthless stock.

As disclosed in “Special Factors—Purpose of and Reasons for the Offer; Plans for the Company after the Offer and the Second-Step Acquisition”, management of the Company has advised Purchaser that its initial contacts with the arranger of its credit facility indicated any amendment or waiver would be costly and might not be achievable on a timely basis, if at all.  Even if an amendment or waiver were feasible, Purchaser believes the cost of such a measure would further harm the Company’s short-term financial position, and would not likely provide a sustainable longer-term solution.

Purchaser respectfully submits that the extensive, three-year effort to identify potential purchasers for the Company or its assets as disclosed “Special Factors—Background of the Offer; Past Contacts or Negotiations with the Company” demonstrates a lack of willingness by buyers to execute a transaction with the Company.  Strategic buyers have generally been uninterested in the Company’s product portfolios, whose market acceptance is limited to certain niche markets.  Financial buyers would be unable to secure credit to finance such a transaction in the current credit markets on terms as favorable as the Company’s current credit facility, if at all.  Additionally, because of the restrictions on changes of control in the Company’s credit facility, only Purchaser and its affiliates could complete a deal in which the current credit facility would not become due and payable in accordance with its terms.

Mellissa Campbell Duru	12	November 16, 2009

•	bullet points listed under "Tender Offer rejected" on page 15 of the presentation materials; and,

If the Company remains public, there is no reason to expect that the Company’s share price or liquidity will improve, particularly in light of the continuing deterioration of the Company’s operating results and financial condition.  The historical trading activity in the Company’s shares is amply demonstrated in the graphics on slides 7 and 8 of the presentation.  In addition, as discussed in “Special Factors—Purpose of and Reasons for the Offer; Plans for the Company after the Offer and the Second-Step Acquisition”, as long as the Company operates its business to maximize the chances of continuing debt covenant compliance, its scarce capital resources will be dedicated to these survival measures instead of its long-term priorities, such as strategic product development, acquisitions or restructuring activity.  In this condition, opportunities for the Company to invest in strategic initiatives or acquisitions will be unavailable, which would likely severely restrict the Company’s ability to achieve long-term stability.

•	under "Tender Offer Accepted", the statement that "Corel will have a far wider range of options available in order to surmount its present difficulties..."

Purchaser respectfully refers the Staff to the disclosure limitations on Vector Capital’s ability or willingness to invest further equity capital in the Company as long as it remains public, as set forth in the revised disclosure made in response to the Staff’s Comment No. 12.

*****

Attached as Exhibit A to this letter, we have provided statements from each of the Filing Persons acknowledging the statements requested by the Staff.

We are grateful for your assistance in this matter.  Please do not hesitate to call me at (650) 752-2018 with any questions you may have with respect to the foregoing.

Sincerely,

/s/ Martin A. Wellington
Martin A. Wellington

Mellissa Campbell Duru	13	November 16, 2009

Exhibit A

November 16, 2009

Mellissa Campbell Duru
Special Counsel,
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-0303

Re:       Corel Corporation, Inc.
Schedule TO-T
Schedule 13E-3
Filed by Corel Holdings, LP
Filed October 28, 2009
Amendment No. 1 to SCH TO-T and SCH 13E-3
Filed November 2, 2009
File No. 0-42617

Schedule 13D/A filed by Purchaser, Alexander R. Slusky, Vector Capital Partners II International Ltd.
Filed August 26, 2008
File 5-42617

Dear Ms. Duru:

As requested in your letter dated November 9, 2009, each of the filing persons set forth below hereby acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Corel Holdings, L.P. By Vector Capital Partners II International, Ltd. Its General Partner	/s/ Alexander R. Slusky Alexander R. Slusky Director

Vector Capital Partners II International, Ltd.	/s/ Alexander R. Slusky Alexander R. Slusky Director

Mellissa Campbell Duru	14	November 16, 2009

Alexander R. Slusky	/s/ Alexander R. Slusky
Amish Mehta	/s/ Amish Mehta